Jeffrey M. Soinski

Chief Executive Officer

Avinger, Inc.

400 Chesapeake Drive

Redwood City, CA 94063

April 21, 2020

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. Jay Ingram and Mr. Sergio Chinos

Re:	Avinger, Inc. Registration Statement on Form S-1 Filed April 8, 2020 File No. 333-237596

Dear Ms. Westbrook and Ms. Murphy:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 15, 2020 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Avinger, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we are filing Amendment No. 1 to the registration statement on Form S-1 (the “Public Filing”). The changes made in the Public Filing are in response to certain of the Staff’s comments as set forth in the SEC Comment Letter.

Form S-1 filed April 8, 2020

Description of Securities

Description of Capital Stock, page 26

2.

Refer to Section 7.4 of your Amended and Restated Certificate of Incorporation, which identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please describe here the exclusive forum provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. We note in this regard that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response to Comment No. 2:

The Company respectfully advises the Staff that the Company has updated the disclosure under the heading “Exclusive Jurisdiction” on page 34 of the prospectus contained in the Registration Statement in response to the Staff’s comment. The Company has also added a risk factor on page 16 of the prospectus contained in the Registration Statement to describe the exclusive forum provision in a manner consistent with the Staff’s comment.

* * *

Securities and Exchange Commission

April 21, 2020

Please contact the Company’s counsel, David F. Marx, of Dorsey & Whitney LLP, at (801) 933-7363 if you have any questions with respect to this letter.

Very truly yours,

AVINGER, INC.

/s/ JEFFREY M. SOINSKI

Jeffrey M. Soinski
Chief Executive Officer

cc:	David F. Marx